Exhibit 99.13

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Six Months

Ended June 30, 2010

August 4, 2010

This Management’s Discussion and Analysis (“MD&A”) dated August 4, 2010 is intended to supplement and complement HudBay Minerals Inc.’s (“HudBay” or “the Company”) unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009. Additional information regarding the Company, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009 and its most recent Annual Information Form (“AIF”) dated March 31, 2010 is available on SEDAR at www.sedar.com. All figures are in thousands of Canadian dollars unless otherwise noted. This MD&A contains “forward-looking information” that is subject to the cautionary statements and the risk factors contained herein and contained in the Company’s AIF. The reader is cautioned not to put undue reliance on forward-looking information and statements.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s abilities to develops its Lalor project and 777 North expansion, the ability of management to execute on key strategic and operational objectives, the ability to meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor project on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay (TSX: HBM) is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining our financial strength.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañia Guatemalteca de Niquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)						Jun 30 2010		Dec 31 2009

Cash and cash equivalents						911,778			886,814
Working capital						923,611			949,589
Total assets Shareholders’ equity						2,022,084 1,684,409			2,032,267 1,702,349

		Three Months Ended				Six Months Ended
Financial Performance ($000s except per share and cash cost per pound amounts)		Jun 30 2010		Jun 30 2009		Jun 30 2010		Jun 30 2009

Revenue			191,851		197,657	432,171			359,441
Earnings before tax			34,683		104,705	87,048			99,425
Net earnings			13,273		89,415	36,832			85,457
EBITDA [1]			69,707		28,598	153,151			44,091
Basic and diluted net earnings per share			0.09		0.58	0.24			0.56

Operating cash flow 1 2			41,027		28,865	100,098			42,837
Operating cash flow per share 1 2			0.27		0.19	0.66			0.28

Cash cost per pound of zinc sold [1]		US	(0.49)	US	(0.05)	US	(0.37)	US	0.14

Operating Highlights
Production (HBMS contained metal in concentrate)[3]
Zinc	tonnes		24,961		16,867	40,103			36,757
Copper	tonnes		12,123		11,036	23,840			23,895
Gold	troy oz.		21,002		22,610	41,012			43,968
Silver	troy oz.		235,106		210,236	428,091			457,652
Metal Sold
Zinc - refined [4]	tonnes		22,277		24,473	52,043			51,422
Copper	tonnes
Cathode & anodes			13,067		19,633	28,948			35,824
Payable metal in concentrate			543		—	543			—
Gold	troy oz.
Contained in slimes & anode			20,117		24,397	47,624			53,021
Payable metal in concentrate			992		—	992			—
Silver	troy oz.
Contained in slimes & anode			257,824		599,033	714,528			1,205,064
Payable metal in concentrate			11,220		—	11,220			—

[1]	Refer to page 36 for non-GAAP measures.
[2]	Before changes in non-cash working capital.
[3]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[4]	Zinc sales include sales to our Zochem facility of 4,930 tonnes in the second quarter of 2010. In the second quarter, Zochem had sales of 10,242 tonnes of zinc oxide.

EXECUTIVE SUMMARY

Earnings decreased and cash flow from operating activities increased

We earned $13.3 million or $0.09 per share during the second quarter of 2010, compared to earnings of $89.4 million or $0.58 per share during the second quarter of 2009. Earnings were higher in 2009 due to a gain on disposal of our interest in Lundin Mining Corp. (“Lundin”). Excluding the gain on disposal, earnings improved significantly due mainly to stronger metals prices offset by a stronger Canadian dollar, lower volumes of metals sold and higher taxes and exploration expenses. Cash flow from operating activities, before changes in working capital (refer to “Non-GAAP Measures” on page 36), was $41.0 million or $0.27 per share, compared to $28.9 million or $0.19 per share in the second quarter of 2009.

Revenue decreased

Revenue decreased to $191.9 million during the second quarter of 2010, from $197.7 million in the second quarter of 2009. Most of the decrease was due to lower volumes of metals sold and the stronger Canadian dollar offset by higher base metals prices.

Operating expenses decreased

Operating expenses decreased to $118.2 million for the quarter, from $145.5 million in the second quarter of 2009, principally due to decreased volumes of purchased copper concentrate, offset by changes in domestic inventory and Chisel North operating costs.

Production met expectations

Overall, production remains on track to meet our 2010 guidance. Mine production was 574,153 tonnes of ore, reflecting a slight decrease from 576,779 tonnes for the same quarter in 2009 as additional production from the reopened Chisel North mine in 2010 was offset by lower production from the 777 and Trout Lake mines relative to the strong production levels achieved in 2009.

Cash cost per pound of zinc decreased

Our cash cost per pound of zinc sold, net of by-product credits was negative US$0.49/lb. compared to negative US$0.05/lb. in the second quarter of 2009, excluding costs and sales related to Balmat and HMI Nickel (refer to “Non-GAAP Measures” on page 36). The decrease was principally due to higher copper, gold and silver by-product credits arising from higher prices, offset in part by a stronger Canadian dollar.

Working capital decreased

As at June 30, 2010, working capital decreased to $923.6 million compared to $949.6 million as of December 31, 2009, primarily due to the changes in non-cash working capital during the period. Our cash and cash equivalents increased to $911.8 million from $886.8 million as of December 31, 2009 as cash flow from operating activities was largely offset by capital expenditures and share repurchases.

Safety performance unchanged

For the quarter, we recorded a lost time accident frequency of 0.6 per 200,000 hours worked, including contractors, equal to 0.6 per 200,000 hours worked for the same quarter in 2009. Year-to-date, HudBay recorded a lost time accident frequency of 0.8 compared to 0.7 for the same period in 2009.

Lalor Project Approved

On August 4, 2010, the Board approved the expenditures necessary to put the Lalor project into full production, including construction of a production shaft and concentrator upgrades. We also announced a new National Instrument (“NI”) 43-101 compliant mineral resource estimate and potential mineral deposit conceptual estimate for our Lalor project.

Fenix project estimate

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project.

Management Team Strengthened with Key Appointments

On June 21, 2010, we announced the appointment of David Garofalo as President and Chief Executive Officer effective July 12, 2010. On August 4, 2010, we announced the appointment of Ken Gillis as Senior

Vice President, Corporate Development Internal appointments include Alan Hair as Senior Vice President, Business Development and Technical Services, Tom Goodman as Senior Vice President and Chief Operating Officer and Maura Lendon as Senior Vice President, Corporate Services and Chief Legal Officer.

VMS Ventures Inc. (“VMS”) joint venture

On July 6, 2010, we announced a new joint venture with VMS Ventures Inc.

777 North Mine Expansion Approved

On August 4, 2010, we announced that $20 million in funding has been approved to expand the 777 Mine.

Common Dividend Declared

The Board of Directors has declared an inaugural semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2010 to shareholders of record on September 15, 2010.

New York Stock Exchange (“NYSE”) Listing

On August 4, 2010, we announced our intention to seek a listing on the NYSE.

RECENT DEVELOPMENTS

Full Commitment to Development of Lalor Mine

On August 4, 2010, HudBay’s board of directors made a full commitment to the development of the company’s 100% owned Lalor project by authorizing the expenditures necessary to put the project into full production. Initial production from the access ramp is scheduled in the second quarter of 2012 and full production from the 985 meter production shaft is anticipated in late 2014. The project’s estimated capital cost of approximately $560 million, which includes $21.5 million spent as at June 30, 2010, is expected to fund full project development, including access to the gold and copper-gold zones and a comprehensive upgrade of the company’s Snow Lake concentrator. HudBay intends to fully fund the project from its current cash resources and future cash flows.

The capital spending is expected to occur over the 2010-2014 period as follows:

2010	$133 million
2011	$128 million
2012	$116 million
2013	$94 million
2014	$89 million

HudBay’s initial 2010 guidance for Lalor capital expenditures was $57 million, excluding capitalized exploration expenditures.

The company’s current mine planning for Lalor contemplates the following:

•	Full production of 3,500 tonnes of ore per day.

•

The $560 million estimated capital cost, $21.5 million of which has been spent as at June 30, 2010 on the ramp access, site preparation and equipment purchases, includes a 13% contingency. The approved expenditure is intended to fully fund project development, including the extension of power and water facilities to the site, a 300 person camp, surface and underground construction at the mine site, including the completion of the access ramp, a production shaft and a ventilation shaft, an upgrade to the existing tailings facility and a comprehensive upgrade of the company’s Snow Lake concentrator.

•

Construction at the concentrator will include replacing copper and zinc floatation cells and concentrate dewatering equipment and construction of a new gold leach plant which is intended to improve gold recovery. Upon completion of the upgrades, the concentrator will be capable of processing 3,500 tonnes of material per day and will principally produce zinc and copper concentrates and gold doré bars.

Indicated Mineral Resource Category Improves by 8.1%

The company also announced today an updated NI 43-101 compliant mineral resource estimate for the base metal zone, which increases the tonnage in the indicated resource category by 8.1% from the resource announced in October 2009.

Base Metal Zone Mineral Resource- May 1, 20101

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	13.3	1.6	24.9	0.66	8.87
Inferred	4.8	1.3	26.2	0.58	9.25

[1]	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In-fill drilling completed between late 2009 and early 2010 has allowed gold zones 21 and a portion of gold zone 25 to be classified as inferred mineral resources in accordance with NI 43-101, as shown below:

Gold Zone Inferred Mineral Resource- May 1, 20101

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Inferred	5.4	4.7	30.6	0.47	0.46

[1]

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the average grade determination.

A revised conceptual estimate of the tonnes and grade of the remaining portion of the gold zone was also completed. The Lalor gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Gold Zone Conceptual Estimate - May 1, 2010

Category	Tonnes (Millions)	Au (g/t)[2]	Ag (g/t)	Cu (%)	Zn (%)
Total	5.1-6.1	4.3-5.1	23-27	0.2-0.4	0.2-0.4

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade.

We also announced a new conceptual estimate of the tonnes and grade of the copper-gold zone. The Lalor copper-gold zone potential estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101 and it is uncertain if further exploration will result in the target being delineated as a mineral resource

Potential Copper-Gold Zone Conceptual Estimate - May 1, 2010

Tonnes (Millions)	Au (g/t)[2]	Ag (g/t)	Cu (%)	Zn (%)
1.8-2.2	5.8-7.0	18-22	3.2-4.0	0.2-0.3

[2]	Capping of the gold grades was employed to avoid any disproportionate influence of random anomalously high gold grades on the estimate of the range of average grade

For detail on the key assumptions, parameters and methods used to estimate the mineral resources, and the basis on which the potential quantity and grade of the gold zone and copper-gold zone was determined, see “Lalor Project Supplementary Information” in our press release dated August 4, 2010.

The copper-gold zone remains open and we are continuing to drill from surface at Lalor to explore the periphery of the deposit for additional orebodies, including one drill which is targeting the previously-announced copper-gold intersection that was recently discovered down-plunge from base metal zone 10. Drilling is also ongoing down plunge of the copper-gold zone identified in September 2009. We also intend to conduct extensive underground exploration at Lalor, including definition drilling on the gold zone and copper-gold zone, starting in 2012 when ramp access to the deposit has been completed. As of July 26, 2010, we have driven the ramp approximately 800 meters and upon reaching the deposit, the ramp and ventilation infrastructure is expected to enable production of up to 1,200 tonnes per day of ore from the base metal zone.

Our production decision with respect to Lalor was not based on the results of a pre-feasibility study or feasibility study of mineral resources demonstrating economic or technical viability, because significant portions of the deposit are not able to be classified as a mineral reserve until they can be accessed from underground for additional drilling. Because of this, the production decision was based on mineral resources identified to date and estimates of potential grades and quantities of the gold zone and copper-gold zone, along with other available information, including cost estimates and portions of the engineering design, which have been completed to a level suitable for inclusion in a feasibility study.

Fenix Project

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project in eastern Guatemala. Measured and Indicated resources are 36.19 million tonnes of 1.92% nickel contained in saprolite. We expect this resource will be converted into a reserve with the completion of the updated feasibility study which is expected by the end of 2010. See table below.

This new resource estimate replaces the previously reported Proven and Probable reserves, as contained in the technical report on Fenix filed in November 2008.

The principal factors supporting the revised saprolite mineral resources amenable to pyrometallurgical processing, including the methodology used in the resource estimate, are contained in the NI 43-101 technical report which was prepared by Golder Associates and filed with securities regulators. The technical report, entitled “Technical Report on an Update to the Mineral Resource Estimates of the Fenix Project, Izabal, Guatemala,” dated March 31, 2010, is available at www.sedar.com.

The saprolite resource for the areas outside of the immediate project area, which offer potential exploration upside and opportunity for life of mine expansion, is currently being recalculated and it will be completed with the updated feasibility study.

Mineral Resource Estimate for Fenix Project Area (March 31, 2010)

Classification	Area	%Ni cut-off	000’ Dry Tonnes	% Ni
Measured	212	1.6	4,793	2.09
	213z1	1.6	724	2.19
	217Z1 East	1.6	2,218	2.09
	Total		7,735	2.09
Indicated	213z2	1.6	168	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75
	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87
Measured & indicated	Total		36,190	1.92
Inferred	215inf	1.5	5,800	1.8
	217z3	1.5	3,900	1.8
	Total		9,700	1.8

Qualified Persons

Cashel Meagher, P.Geo., Vice President, Exploration, of HudBay Minerals Inc. is the Qualified Person accountable for the supervision of the technical information contained above as defined by NI 43-101.

In parallel with the work that has been ongoing to update the resource estimates:

•

A 7,000 meter diamond drill program at the Fenix project was completed in the second quarter. Compilation and verification of results is expected to result in a new resource for areas 212 and 213 to be disclosed in the second half of 2010. Areas 212 and 213 have little to no diamond drilling and are among the first areas proposed to be mined in the Fenix Project.

•	We are evaluating other near project exploration opportunities that would enhance the economics of Fenix;

•	We have been advancing a revised power strategy for Fenix;

•	We have engaged Hatch Engineering and Golder Associates to update the prior feasibility study incorporating the new resource estimate and results are expected by the end of 2010; and

•	We are continuing to evaluate financing alternatives for Fenix.

We expect that the various initiatives underway will help us reach a decision on the Fenix project.

VMS

On July 6, 2010, HudBay, through a subsidiary, entered into a joint venture agreement and four option agreements with VMS respecting HudBay’s Reed Lake property and a series of adjacent mineral properties held by VMS in Manitoba’s Flin Flon Greenstone Belt. Pursuant to the joint venture agreement, we have a 70% interest and VMS a 30% interest in a joint venture respecting the Reed Lake property and the two claims immediately to the south. We are the operator of the joint venture with authority and discretion as to the exploration and potential development of the property and have exclusive rights to purchase and market the ore produced from the property. We will also provide full financing of VMS’s proportionate share of the costs to develop the property, which will be repayable solely from VMS’s share of cash flow generated from the project. Upon VMS making certain filings to confirm the previously disputed boundaries of the joint venture claims, we will make a cash payment of $2.6 million to VMS as consideration for VMS transferring the southern claims to the joint venture and in lieu of our obligation to earn back into the property under the initial option agreement between the parties.

The option agreements grant us the right to earn a 70% interest in four adjacent claim parcels held by VMS, including the Tower Zone and Super Zone properties. Upon making certain cash payments and meeting work commitments over two to three years, we will earn a 70% interest in the applicable property and a new joint venture will be formed between HudBay and VMS that will have substantially the same terms as the Reed joint venture. Any failure to make the required cash payments and work commitments with respect to a certain property will cause that property to revert to VMS but will not affect HudBay’s option over the other properties.

Exploration

We continue to invest in exploration. Currently two drills are operating at the Lalor project. These drills are concentrated on testing the periphery of the project for possible extensions of mineralization. Another drill is in operation testing regional exploration anomalies south east of the Snow Lake camp.

Two drills are operating in and around Flin Flon, Manitoba testing near mine geophysical targets and trends, and a continual underground exploration program is being carried out at both the Trout Lake and 777 mines.

Exploration drills are anticipated to begin turning at two of our joint venture properties. One drill is expected to begin work in August 2010 and will concentrate on collecting metallurgical samples for the Lost property, which was optioned from Halo Resources Ltd. Another drill is expected to begin drilling at the Reed Lake deposit in early August to delineate the copper resource as part of the VMS joint venture.

777 North Mine Expansion Approved

On August 4, 2010, we also announced plans to expand the 777 Mine. The 777 North expansion involves driving a ramp from surface to the 440 meter level to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of the 777 Mine. Total capital costs for the expansion are estimated at approximately $20 million with production expected to begin in 2012 at a rate of 330 tonnes per day producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.

The 777 North expansion will provide an additional egress from the mine and supply additional ore feed to the Flin Flon concentrator and zinc plant. It will also help to sustain employment in Flin Flon as the Trout Lake mine reaches the end of mine life and facilitate the development of an underground exploration platform to evaluate additional exploration opportunities near the 777 mine.

Normal Course Issuer Bid

On September 29, 2009, the Toronto Stock Exchange (“TSX”) accepted our application for a normal course issuer bid (“NCIB”). The NCIB provides that we may purchase up to 13,655,000 of our common shares (representing approximately 10% of the public float) during the 12 month period from October 1, 2009 to September 30, 2010. A maximum number of 379,100 shares may be repurchased during any trading day, representing 25% of the average daily trading volume of our shares on the TSX during the previous 6 months. The price paid will be the market price at the time of purchase. As at June 30, 2010, we had repurchased a total of 5,646,700 of our common shares at a cost of $68.3 million since the inception of the NCIB.

Management Team Strengthened with Key Appointments

On June 21, 2010, we announced the appointment of David Garofalo as President and Chief Executive Officer and to our Board of Directors, effective July 12, 2010. Most recently, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited, where he had been employed since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company from 1990.

On August 4, 2010, we named Ken Gillis as Senior Vice President, Corporate Development. Mr. Gillis joins HudBay after 15 years as a leading mining industry investment banker. Mr. Gillis will focus on the identification and execution of acquisition opportunities, while Alan Hair, appointed as HudBay’s Senior Vice President, Business Development and Technical Services, will continue to be responsible for performing technical evaluations of these opportunities and then integrating acquisitions into the organization with the goal of advancing them to the feasibility study stage.

Tom Goodman has been appointed HudBay’s Senior Vice President and Chief Operating Officer. Mr. Goodman has been with the Company for almost 30 years and will assume responsibility for overseeing all of the Company’s operations. He will also ensure that the HudBay operating and human resource culture is properly implemented across new development stage projects and mines.

Maura Lendon has been appointed Senior Vice President, Corporate Services and Chief Legal Officer.

Common Dividend Declared

The Board of Directors has declared an inaugural semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2010 to shareholders of record on September 15, 2010.

NYSE Listing

On August 4, 2010, we announced our intention to seek a listing on the NYSE. The NYSE has cleared HudBay to apply for listing and we expect to submit our listing application in October 2010 once the necessary documentation is complete. We intend to maintain our listing on the Toronto Stock Exchange.

Copper Smelter and WPCR

On June 11, 2010, the copper smelter ceased operations and we anticipate that the shut down of WPCR will be completed by the end of 2010.

FINANCIAL REVIEW

Earnings decreased in the second quarter of 2010

For the second quarter, net earnings were $13.3 million, reflecting a $76.1 million decrease from the second quarter of 2009. Significant variances affecting earnings compared to the same periods in 2009 are as follows:

(in $ millions)	Three Months Ended Jun 30, 2010	Six Months Ended Jun 30, 2010

Increase (decrease) in earnings components:
Revenues	(5.8)	72.7
Expenses
Operating	27.4	17.6
Depreciation and amortization	(6.8)	(13.1)
General and administrative	1.0	8.6
Stock-based compensation	(0.1)	1.6
Accretion of asset retirement obligations	(0.1)	(0.2)
Foreign exchange gain	18.8	8.7
Exploration	(5.7)	(10.4)
Interest and other income	(100.0)	(99.8)
Gain on derivative instruments	1.3	1.9
Future taxes	13.1	2.6
Current taxes	(19.2)	(38.8)

Decrease in net earnings	(76.1)	(48.6)

Earnings were lower in the second quarter of 2010 due to the gain on disposal of our interest in Lundin in 2009. Excluding the gain on disposal, earnings improved significantly in 2010 due mainly to stronger metals prices offset by a stronger Canadian dollar, lower volumes of metals sold, higher taxes and exploration expenses.

Revenue decreased in the second quarter of 2010

Total revenue for the second quarter was $191.9 million, $5.8 million lower than the same quarter last year, due to the following:

(in $ millions)	Three Months Ended Jun 30, 2010	Six Months Ended Jun 30,2010

Metal prices
Higher zinc prices	15.6	47.5
Higher copper prices	42.1	102.9
Higher gold prices	7.2	13.2

Sales volumes
Lower copper sales volumes	(43.4)	(46.8)
(Lower) higher zinc sales volumes	(4.9)	3.4
Lower gold sales volumes	(4.1)	(5.3)

Other
Unfavourable change in foreign exchange	(23.3)	(49.3)
Other volume and pricing differences	5.0	7.1

Change in net revenues	(5.8)	72.7

The reduction in copper sales volumes primarily reflects the elimination of purchased copper concentrate in 2010 as the copper smelter approached closure.

Our revenue by significant product types is summarized as follows:

	Three Months Ended		Six Months Ended
(in $ millions)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Zinc	39.0	35.5	95.0	69.6
Copper	97.1	112.1	216.2	186.3
Gold	26.1	26.1	57.8	58.0
Silver	4.8	9.2	12.6	18.4
Other	24.9	14.8	50.6	27.1

Total revenue	191.9	197.7	432.2	359.4

Realized prices increased in the second quarter of 2010

			Realized prices[1] for three months ended			Realized prices[1] for six months ended
		LME Q2 2010[2]	Jun 30 2010	Jun 30 2009	LME YTD Q2 2010[2]	Jun 30 2010	Jun 30 2009

Prices in US$
Zinc [3]	US$/lb.	0.92	0.99	0.70	0.98	1.04	0.63
Copper [3]	US$/lb.	3.19	3.18	2.22	3.23	3.24	1.98
Gold	US$/troy oz.	1,196	1,199	919	1,152	1,149	901
Silver	US$/troy oz.	18.32	17.71	13.55	17.62	17.16	12.97

Prices in C$
Zinc [3]	C$/lb.	0.94	1.01	0.82	1.01	1.08	0.76
Copper [3]	C$/lb.	3.28	3.27	2.60	3.34	3.36	2.38
Gold	C$/troy oz.	1,229	1,239	1,077	1,192	1,190	1,099
Silver	C$/troy oz.	18.83	18.34	15.85	18.23	17.84	15.75

Exchange rate	US$1 to C$		1.03	1.17		1.04	1.21

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot U.S. equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc during the second quarter of 2010 (year-to-date gain of US$0.01/lb. for zinc). Refer to “Base Metal Price Strategic Risk Management” on page 22.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook (see Forward-Looking Information - page 1)

It is expected that revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of zinc, copper, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average market prices for zinc and copper in 2010 to date have been higher than average prices in 2009. If this trend continues, it will positively impact revenues in 2010 as compared to 2009.

Operating expenses decreased in the second quarter of 2010

	Three Months Ended		Six Months Ended
($000s)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Non-GAAP detailed operating expenses [1]
Mines
777	12,529	14,474	26,789	30,167
Trout Lake	8,494	8,648	18,106	16,933
Chisel North[2]	5,468	—	5,468	2,436
Concentrators
Flin Flon	5,523	5,184	10,932	10,344
Snow Lake	1,487	—	1,487	1,090
Metallurgical plants
Zinc plant	17,946	16,547	37,069	34,060
Copper smelter	8,869	11,049	20,896	23,526
WPCR	3,149	3,091	5,789	6,392
Other
Purchased concentrate treated	5,283	35,747	14,356	62,203
Anode freight & refining	1,255	2,066	3,009	4,192
Services & administration	9,384	8,601	19,158	17,294
HBMS employee profit sharing	3,437	1,774	7,684	2,971
Net profits interest	3,936	2,730	7,365	5,540
Other [3]	19,084	17,170	31,764	29,420
Changes in domestic inventory [4]	9,104	16,371	47,740	29,253
HMI Nickel	3,242	2,091	5,420	4,822

Total operating expenses	118,190	145,543	263,032	280,643

[1]	Refer to “Non-GAAP Measures” on page 36.
[2]

During the first quarter of 2010 while Chisel North was undergoing start-up, all costs were initially capitalized. During the second quarter, the pre-production costs and tonnes mined were analyzed, resulting in $993 transferred from capital to operating expenses along with the associated 11,703 tonnes of pre-production ore.

[3]	Includes care and maintenance costs for Balmat for 2010 and 2009 and Chisel North for 2009.
[4]

A reduction of inventories requires recognition of additional operating expenses to reflect the cost of sales during the period. Conversely, an increase in inventories requires a negative adjustment to operating expenses.

For the second quarter of 2010, our operating expenses were $118.2 million; $27.4 million lower than the same quarter last year due to the following:

(in $ millions)	Three Months Ended Jun 30, 2010	Six Months Ended Jun 30, 2010

Decreased volumes of purchased zinc concentrate	(7.1)	(2.5)
Decreased volumes of purchased copper concentrate	(23.4)	(45.3)
Chisel North operating costs	7.0	7.0
Zochem zinc purchases	7.3	7.3
Adjustment of Balmat asset retirement obligation	3.1	3.1
Other provisions, primarily related to Smelter closure	(5.3)	(3.2)
Smelter and refinery costs	(3.2)	(4.4)
Changes in domestic inventory	(8.7)	16.1
Higher profit sharing	1.7	4.7
Other operating expenses	1.2	(0.4)

Decrease in operating expenses	(27.4)	(17.6)

Purchased copper concentrate volumes decreased due to the closure of the smelter. Lower zinc concentrate purchases were offset by the Chisel North operating costs and production. During the first quarter, we sold excess copper inventory that had accumulated in the fourth quarter of 2009, resulting in copper sales that exceeded production and a higher inventory charge in operating expenses compared to the first half of 2009.

Our Balmat operations were acquired from a third party in 2003 for consideration that included a commitment to pay 30% of future net free cash flow from the Balmat operations to the vendor, up to a cap of US$25 million. The acquisition terms placed limitations on our ability to freely deal with the Balmat assets pending full satisfaction of the purchase price. The vendor also remained responsible for certain environmental liabilities associated with Balmat. In the second quarter of 2010, we agreed with the vendor to settle the satisfaction of the purchase price and all other rights, claims, liabilities and causes of action between the parties by a payment from us to the vendor of US$2.5 million. We expect to complete this transaction in the third quarter of 2010. We have determined that it is appropriate to recognize an asset retirement obligation of $3.1 million associated with liabilities at Balmat in the second quarter. On concluding that there is no certainty of recovering this investment, we have expensed the full amount related to this obligation in operating expenses in the second quarter.

		Three Months Ended		Six Months Ended
Unit Operating Costs		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Mines
777	$/tonne	33.42	36.30	35.69	38.54
Trout Lake	$/tonne	61.70	48.58	64.00	47.59
Chisel North[1]	$/tonne	56.51	—	56.11	—

Total Mines [1]	$/tonne	42.68	40.09	44.35	39.67

Concentrators
Flin Flon	$/tonne	11.07	9.13	10.51	9.13
Snow Lake[1]	$/tonne	20.02	—	20.02	—

Metallurgical Plants
Zinc Plant	$/lb. Zn	0.379	0.313	0.347	0.311
Copper Smelter	$/lb. Cu	0.497	0.323	0.478	0.336
WPCR	US$/lb. Cu	0.111	0.084	0.112	0.089

[1]	Production at our Chisel North mine was suspended in early 2009, thus not shown here. However, mining costs were reflected within the weighted average unit costs presented for total mines.

For the second quarter, significant variances for 2010 versus 2009 were:

•

Depreciation and amortization increased by $6.8 million, totaling $30.0 million for the second quarter of 2010, primarily as a result of increases in depreciation rates for operating assets, including accelerated depreciation for the smelter and copper refinery in anticipation of the shut down.

•

General and administrative expenses decreased by $1.0 million, totaling $6.3 million for the second quarter of 2010. In 2009, general and administrative expense was higher mainly due to costs related to proxy solicitation and other corporate expenditures.

•

Foreign exchange increased by $18.8 million to a gain of $4.2 million in the second quarter of 2010. Foreign exchange represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in U.S. dollars and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the U.S. dollar decreased over the second quarter of 2010, with exchange rates moving from $1.02 as at March 31, 2010 to $1.06 as at June 30, 2010, resulting in a foreign exchange gain of $4.2 million in the second quarter of 2010. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.26 as at March 31, 2009 to $1.16 as at June 30, 2009, which resulted in a foreign exchange loss of $14.7 million in the second quarter of 2009.

•

Exploration expenses increased by $5.7 million to $7.2 million for the second quarter of 2010, reflecting higher levels of exploration activity in line with our 2010 exploration plan. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•

Interest and other income decreased by $100.0 million as compared to 2009, due to the $99.9 million gain on disposal of our interest in Lundin in 2009. Interest income was lower in the second quarter of 2010 due to lower interest rates.

For the year-to-date, other significant variances for 2010 versus 2009 were:

•

Depreciation and amortization increased by $13.1 million, totaling $57.4 million during year-to-date 2010, primarily as a result of increases in depreciation rates for operating assets, including accelerated depreciation for the smelter and copper refinery in anticipation of the shut down.

•

General and administrative expenses decreased by $8.6 million, totaling $11.7 million year-to-date 2010. The decrease resulted mainly from costs in 2009 related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

•

Stock-based compensation decreased by $1.6 million to $1.1 million year-to-date in 2010 primarily due to the fact that no annual stock options were granted during 2009 and 2010 thus reducing the amortization of vested options in 2010. The reduction was slightly offset by DSUs and RSUs issued during 2010.

•

Foreign exchange increased by $8.7 million, to a loss of $0.7 million in 2010. The loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in US dollar and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar decreased over the year-to-date 2010, with exchange rates moving from $1.05 as at December 31, 2009 to $1.06 as at June 30, 2010, resulting in a foreign exchange loss of $0.7 million for year-to-date 2010. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.22 as at December 31, 2008 to $1.16 as at June 30, 2009, which resulted in a foreign exchange loss of $9.4 million for year-to-date 2009.

•

Exploration expenses increased by $10.4 million to $13.0 million during year-to-date 2010. The increase reflected higher levels of exploration activity in line with our 2010 exploration plan. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•	Interest and other income decreased earnings before tax by $99.8 million, mainly due to the gain of $99.9 million on the sale of Lundin shares in the second quarter of 2009.

Outlook

Operating expenses will continue to be affected by the volume of purchased zinc concentrates as well as production volumes. Depreciation expense is expected to decline in the second half of 2010 compared to the previous twelve months, as the accelerated depreciation from the closure of the smelter and refinery was largely completed by the end of the second quarter. General and administrative costs are expected to decline over the remainder of 2010 from 2009 levels, which were affected by costs related to the Lundin transaction, shareholder litigation and executive severance.

Tax Expense

Higher earnings before tax resulted in a higher tax expense, which decreased year-to-date earnings by $36.2 million (second quarter - $6.1 million), compared to the same period in 2009.

	Three Months Ended		Six Months Ended
($000s)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Non-cash - income tax expense [1]	(1,048)	4,319	5,390	931
Non-cash - mining tax expense [1]	939	8,696	3,215	10,240

Total non-cash tax expense	(109)	13,015	8,605	11,171

Estimated current taxes payable - income tax	13,404	3,462	26,044	3,897
Estimated current taxes payable - mining tax	8,115	(1,187)	15,567	(1,100)

Total estimated current taxes payable	21,519	2,275	41,611	2,797

Tax	21,410	15,290	50,216	13,968

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for year-to-date 2010 was approximately 36.1% (second quarter - 35.6%). As a result, we recorded income tax expense of $31.4 million (second quarter - $12.4 million) in our year-to-date earnings.

Significant items causing our effective income tax rate to be higher than the 30% statutory income tax rate include:

•

Year-to-date, our U.S. operations recorded losses of $20.2 million (second quarter - $11.6 million). These losses cause temporary differences, which result in a future tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these future tax assets; accordingly, we have increased our valuation allowance, which offsets the future tax asset. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but not recorded a corresponding tax benefit.

•

Year-to-date, our Guatemalan operations realized a loss of approximately $5.4 million (second quarter - $2.7 million). In Guatemala, there are two tax regimes for income tax purposes; the “general tax regime” applies tax at a rate of 5% of gross revenue, and the “alternative tax regime” subjects the net taxable income of CGN to a tax at a rate of 31%. Guatemalan companies have the option of electing on an annual basis to be taxed under the “alternative tax regime” for the following year. It is our view that CGN will pay tax under the “general tax regime” when temporary differences reverse. As the “general tax regime” applies tax on gross revenue, the reversal of temporary differences will not result in future cash outflows. Consequently, no future taxes have been recognized with respect to our Guatemalan operations. The net effect is an increase to our effective tax rate because we have recorded an expense for accounting purposes but not recorded a corresponding tax benefit.

•

We increased our valuation allowance by approximately $0.6 million with respect to increases in temporary differences realized in year-to-date for 2010 (second quarter - decrease of $0.5 million) that relate to obligations associated with mine closure.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net earnings related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17%.

Year-to-date for 2010, our effective rate for mining taxes was approximately 21.6% (second quarter -26.1%). For the full 2009 year, mining taxes were approximately 4.1% on earnings before tax. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. The effective mining tax rate for 2009 was significantly lower than year-to-date for 2010 as a result of lower estimated mining taxable profit in 2009 which resulted in mining taxable profit being taxed at the 10% rate rather than the 17% rate which is applicable in 2010. In addition, the exclusion of certain amounts, including the gain on the disposition of the Lundin shares, from the calculation of mining taxable profit also reduced mining taxable profit in 2009. The second quarter tax rate was higher than the year-to-date tax rate as a result of the composition of the second quarter earnings compared to year-to-date earnings. In addition, we made revisions to our estimates of our 2009 tax provision and to 2010 mining taxable profits.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($000s)

Revenue	191,851	240,320	166,673	194,608	197,657	161,784	178,781	247,441
EBITDA[1]	69,707	83,444	40,617	59,065	28,598	15,493	46,300	88,633
Operating cash flow[1] [2]	41,027	59,071	33,792	48,214	28,865	13,972	38,805	54,484
Earnings before tax	34,683	52,365	9,666	32,811	104,705	(5,280)	24,614	33,898
Net earnings	13,273	23,559	7,339	19,975	89,415	(3,958)	15,819	2,780
Earnings per share:
Basic	0.09	0.15	0.05	0.13	0.58	(0.03)	0.10	0.02
Diluted	0.09	0.15	0.05	0.13	0.58	(0.03)	0.10	0.02
[1]	Refer to “Non-GAAP Measures” on page 36.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

In 2010, increased prices for zinc and copper contributed significantly to increased earnings and operating cash flow. In comparison, our 2009 EBITDA and operating cash flow was lower as the global economy recovered from the low levels of late 2008. A significant weakening of the Canadian dollar, which occurred at the same time as the decline in metals prices partially offset this trend.

In the third quarter of 2008, we recorded asset impairment losses on our Balmat mine assets of $27.2 million. In addition, we recorded a foreign exchange gain of $34.8 million in the fourth quarter of 2008. In the second quarter of 2009, we realized a gain of $99.9 million on the disposition of our interest in Lundin.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at June 30, 2010 compared to December 31, 2009

Cash and cash equivalents of $911.8 million as at June 30, 2010 reflected a $25.0 million increase from December 31, 2009. We have not invested in asset-backed commercial paper, and our cash equivalents are held in low-risk, liquid investments with major Canadian banks. The increase in our cash and cash equivalents during 2010 was due to positive operating cash flow and changes in non-cash working capital, offset by capital expenditures and the repurchase of shares.

Working capital decreased by $26.0 million to $923.6 million from December 31, 2009 to June 30, 2010. In addition to the higher cash and cash equivalents position, inventory decreased by $45.7 million primarily due to sales of copper and zinc in excess of production. Receivables increased by $9.7 million over the same period, primarily due to increased prices of copper and zinc. Taxes payable increased by $27.9 million due to timing of payments and increased taxes in 2010 due to higher estimated taxable income.

During the six months ended June 30, 2010, we repurchased 5,047,100 of our own shares and recorded a reduction in share capital of $21.1 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $3.4 million and a reduction to retained earnings of $35.8 million. As at June 30, 2010, a total of 5,646,700 shares have been purchased for approximately $68.3 million since the inception of the NCIB in 2009.

As at June 30, 2010, letters of credit of $59.5 million were outstanding, including $40.5 million provided to the provinces of Saskatchewan and Manitoba for reclamation undertakings.

The following table summarizes our cash flows for the three and six months ended June 30, 2010 and June 30, 2009.

	Three Months Ended		Six Months Ended
($000s)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Net earnings for the period	13,273	89,415	36,832	85,457
Items not affecting cash	27,754	(60,550)	63,266	(42,620)
Net change in non-cash working capital items	43,629	3,080	58,695	(32,870)

Cash provided by operating activities	84,656	31,945	158,793	9,967
Cash (used in) provided by investing activities	(43,896)	208,672	(75,125)	615,555
Cash (used in) provided by financing activities	(41,618)	1,459	(59,345)	(2,185)
Effect of exchange rate changes on cash and cash equivalents	2,643	(5,949)	641	(3,108)

Increase in cash and cash equivalents	1,785	236,127	24,964	620,229

Cash Flow from Operating Activities

Operating activities provided $84.7 million of cash flows in the second quarter of 2010, representing an increase of $52.7 million compared to the same period in 2009. This increase in 2010 compared to 2009 was due to various factors such as higher metals sales prices offset by lower copper sales volumes, higher exploration spending and a stronger Canadian dollar.

Year-to-date cash provided by operations was $158.8 million, reflecting an increase of $148.8 million from the same period in 2009. The increase is mainly due to higher copper and zinc prices compared to 2009. Significant changes in 2010 working capital included reductions in accounts payable and accrued liabilities largely as a result of lower operating expenses primarily due to decreases in volumes and prices of purchased concentrates for the year; inventories which decreased by $45.7 million due to reductions to previously accumulated copper concentrate and finished metals inventories; and taxes payable which increased by $23.0 million.

Cash Flow from Investing and Financing Activities

During the second quarter of 2010, our investing and financing activities used cash of $85.5 million, primarily driven by capital expenditures of $42.0 million and the repurchase of common shares of $41.7 million. In 2009, our investing and financing activities provided cash of $210.1 million, as we sold our interest in Lundin for proceeds of $235 million and invested in capital expenditures of $25.1 million.

Year-to-date cash used in by investing and financing activities was $134.5 million, due to capital asset additions of $73.3 million and repurchases of common shares of $60.3 million. In 2009, our investing and financing activities provided cash of $613.4 million, as we disposed certain of our short term investments of $478.9 million and our interest in Lundin for proceeds of $235 million and invested in capital expenditures of $47.6 million and additions to restricted cash of $54.6 million.

Capital Expenditures

The following tables summarize additions to capital assets, which include $3.0 million (2009: $1.0 million) of additions accrued in accounts payable and accrued liabilities:

	Three Months Ended		Six Months Ended
(in $ millions)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Plant and Equipment	19.3	7.3	28.0	12.2
Capital Development	7.8	9.4	22.4	21.5
Capitalized Exploration	14.3	5.2	24.4	8.7
Capitalized Fenix Project	0.6	3.0	1.5	5.6

Total	42.0	24.9	76.3	48.0

Our capital expenditures in the second quarter of 2010 were $17.1 million higher than the same period in 2009, mainly due to higher exploration capital expenditures and re-start costs associated with Chisel North.

	Three Months Ended		Six Months Ended
(in $ millions)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

777 Mine	5.2	5.4	10.8	11.3
Trout Lake Mine	4.4	6.1	8.8	13.3
Chisel North Mine	0.8	—	7.8	(0.1)
Flin Flon and Snow Lake Concentrators	1.1	0.4	1.5	1.4
Flin Flon and Snow Lake Other	2.1	1.2	3.3	1.6
Zinc Plant	4.5	1.4	4.8	2.4
Copper Smelter & WPCR[1]	9.6	2.3	13.9	3.9
Other	0.7	0.4	1.4	0.8

Sustaining capital expenditures	28.4	17.2	52.3	34.6

Lalor Project	13.0	4.7	22.5	7.8
Fenix Project	0.6	3.0	1.5	5.6

Growth capital expenditures	13.6	7.7	24.0	13.4

Total	42.0	24.9	76.3	48.0

[1]	These amounts relate primarily to capital expenditures associated with the preparations for sales of concentrates.

Liquidity

During the second quarter of 2010, our cash flow from operating activities fully funded our capital expenditures. In addition, our cash and cash equivalents balance of $911.8 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor project are expected to utilize part of this cash balance.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a strategic reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives or to manage the risk of putting higher cost operations into production.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period of May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we entered into foreign exchange forwards to hedge anticipated U.S. dollar revenues. We agreed to sell U.S. dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per U.S. dollar. Hedge accounting was applied to these transactions.

OPERATIONS OVERVIEW

Mines

		Three Months Ended		Six Months Ended
		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

777
Ore	tonnes	374,856	398,762	750,617	782,645
Zinc	%	5.03	3.94	4.29	3.87
Copper	%	2.71	2.21	2.53	2.47
Gold	g/tonne	2.13	2.02	1.99	1.94
Silver	g/tonne	29.91	22.59	26.47	23.31

Trout Lake
Ore	tonnes	137,678	178,017	282,905	355,834
Zinc	%	3.19	2.39	2.99	2.34
Copper	%	2.32	1.77	2.28	1.80
Gold	g/tonne	1.51	0.96	1.23	1.07
Silver	g/tonne	14.10	9.38	13.75	12.40

Chisel North[1]
Ore	tonnes	61,619	—	79,763	48,695
Zinc	%	8.03	—	7.60	9.18

Total Mines[2]
Ore	tonnes	574,153	576,779	1,113,285	1,187,174
Zinc	%	4.91	3.46	4.20	3.63
Copper	%	2.35	2.08	2.30	2.18
Gold	g/tonne	1.79	1.69	1.71	1.62
Silver	g/tonne	25.02	18.51	22.97	20.11

[1]

The six months ended June 30, 2010 includes 18,144 tonnes of ore accumulated during the pre-production phase, of which approximately 6,441 tonnes will be maintained as an ore stockpile, not previously reflected.

[2]	For unit operating costs, refer to page 15.

777 Mine

Ore production tonnage for the second quarter of 2010 was 6% lower compared to the same period in 2009. A planned increase in lateral development on the decline below the 1412 metre level to access the south zone at depth has increased the waste hoisting requirement which will continue throughout the year limiting some ore hoisting time. In addition, the production hoist was shutdown for four days in May to allow for a planned rope replacement of the main conveyance and counter-weight. Limited personnel were underground during this rope replacement. The zinc grade was higher by 28%, and the copper grade was higher by 23%, due to the areas mined in the quarter. The gold grade was 5% higher, and the silver grade was 32% higher, also due to the areas mined and reduced dilution. Operating costs per tonne of ore in the second quarter of 2010 were 8% lower as compared to the same period in 2009 due to lower direct mining costs primarily backfilling, cable bolting and hoisting, and decreased use of contractors.

Year-to-date, ore production tonnage decreased by 4% compared to 2009. The hoisted tonnage in 2009 is a production record for the mine. The hoisted tonnage in 2010 is better than plan. However, in comparison to 2009, the hoisted tonnage will be affected by the increase in waste hoisting of the decline development below the 1412 metre level. Compared with grades in 2009, the zinc grade was 11% higher, copper grade was 2% higher, gold grade was 3% higher, and silver grade was 14% higher. The higher zinc and silver grades are attributed to the areas mined and reduced dilution. Operating costs at $35.69 per tonne of ore were 7% lower as compared to 2009 due primarily to lower propane consumption as a result of milder weather, lower direct mining costs particularly backfilling, cable bolting and hoisting, and decreased use of contractors.

Trout Lake Mine

Ore production tonnage for the second quarter of 2010 was 23% lower as compared to the same quarter in 2009. The decrease in production follows the mine plan for the quarter as production is expected to decline through 2010 and 2011 as the mine reserves are depleted to closure. The average planned tonnage per day in 2009 was 1,964 tonnes, while in 2010 the average planned tonnes per day is 1,447 tonnes, a reduction of 26% in expected mined tonnage between 2009 and 2010. Zinc grade was 33% higher and copper grade was 31% higher, due to a reduction in the overall mine dilution and an increase in production from the Deep West mining zone. Also reflecting the areas mined, gold and silver grades were 57% and 50% higher, respectively. Operating costs per tonne of ore were 27% higher as compared to the second quarter of 2009, primarily due to the reduced tonnage, higher rehabilitation costs to enter older sections of the mine and an increase in the operating lateral development.

Ore production tonnage decreased by 20% for year-to-date 2010 compared to year-to-date 2009. Zinc grade was 28% higher, copper grade was 27% higher, gold grade was 57% higher and silver grade was 50% higher. Improved copper grades are expected as we extract more ore from the Deep West mining zone, along with dilution control initiatives that have been introduced to the mine plan. Operating costs per tonne of ore mined were 34% higher, due to reduced tonnage hoisted and increased ground support and rehabilitation of some of the mining areas.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake, with full production expected to commence in the second quarter of 2010 and continuing for approximately two years. In connection with the restart, we entered into a forward sale of approximately 50% of the anticipated production from Chisel North, in compliance with our risk management policy (Refer to “Base Metal Price Strategic Risk Management” on page 22). In November 2009, the mine started a process of re-manning and restoration to bring the mine to a fully operational state, from care and maintenance. In the first quarter of 2010, a total of 463.2 meters of development was completed to access new ores for the planned production start. Production reported during the period included 18,144 tonnes of start-up ore on surface, mined over the first quarter, which were transferred from start-up capital to operating costs with the start-up of the concentrator in the second quarter. The mine produced 61,619 tonnes in the second quarter at a zinc grade of 8.03%. Operating costs were $56.51 per tonne mined.

Concentrators

		Three Months Ended		Six Months Ended
		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Flin Flon Concentrator[1]
Ore	tonnes	498,920	567,883	1,040,009	1,132,599
Zinc	%	4.53	3.51	3.94	3.44
Copper	%	2.60	2.10	2.46	2.26
Gold	g/tonne	1.97	1.73	1.78	1.69
Silver	g/tonne	25.70	19.17	23.04	20.27

Zinc concentrate	tonnes	37,367	32,040	66,474	62,318
Concentrate grade	% Zn	52.39	52.65	52.23	52.19

Copper concentrate	tonnes	48,148	45,104	96,685	97,049
Concentrate grade	% Cu	25.18	24.47	24.66	24.62

Zinc recovery	%	86.5	84.6	84.7	83.5
Copper recovery	%	93.5	92.5	93.2	93.2
Gold recovery	%	66.6	71.7	68.4	71.6
Silver recovery	%	57.0	60.0	55.6	62.0

Chisel North Concentrator[1]
Ore	tonnes	74,265	—	74,265	49,006
Zinc	%	7.55	—	7.55	8.96

Zinc concentrate	tonnes	10,724	—	10,724	8,646
Concentrate grade	% Zn	50.21	—	50.21	48.95

Zinc recovery	%	96.0	—	96.0	96.4

[1] For unit operating costs, refer to page 15.

		Three Months Ended		Six Months Ended
		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

HBMS contained metal in concentrate
Zinc	tonnes	24,961	16,867	40,103	36,757
Copper	tonnes	12,123	11,036	23,840	23,895
Gold	troy oz.	21,002	22,610	41,012	43,968
Silver	troy oz.	235,106	210,236	428,091	457,652

Flin Flon Concentrator

For the second quarter of 2010, ore processed decreased by 12% compared to the same period in 2009. The reduction in through-put was related to a planned five week maintenance shutdown in May and June to repair the shell liner of the #1 Rod Mill. Commissioning and operational startup delays in the new copper filter plant also hampered production in June. Zinc head grade was 29% higher, and copper head grade was 24% higher. The gold head grade was 14% higher, and the silver head grade was 34% higher. Recovery of zinc and copper to concentrate was higher than the same period in 2009 primarily due to the increase in the mill head grades. Operating cost per tonne of ore processed increased by 21%, primarily related to higher maintenance costs and reduced throughput.

Ore processed for year-to-date 2010 was 8% lower compared to 2009 levels. Zinc head grade in 2010 was 15% higher than last year, while copper head grade was 9% higher, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher, and copper recovery was slightly lower than the same period in 2009. Operating costs per tonne of ore processed were 15% higher, primarily related to higher maintenance costs.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Recommissioning commenced with power supply and water, to allow pumped water re-circulation through the tailings line prior to freeze up. Over the first quarter, maintenance crews worked on the recommissioning phase of the concentrator, reconnecting the piping throughout the plant and working on the concentrator crushing plant. On March 22, 2010, the concentrator started a two week pre-commissioning period where all areas were operated and checked for their availability. The concentrator was operational in April 2010.

During the second quarter of 2010 the concentrator treated 74,265 tonnes of zinc ore at a grade of 7.55%, with a recovery of 96% and a concentrator grade of 50.2% zinc

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Six Months Ended
		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	17,241	13,727	38,944	34,552
Copper [2]	tonnes	8,075	12,044	19,770	24,587
Gold [2]	troy oz.	14,885	24,239	35,649	45,320
Silver [2]	troy oz.	163,012	194,528	372,372	438,117

Metal from HBMS Purchased Concentrates
Zinc	tonnes	4,247	10,272	9,555	15,087
Copper [2]	tonnes	18	3,477	48	7,173
Gold [2]	troy oz.	—	94	—	275
Silver [2]	troy oz.	—	296,438	—	617,724

Total HBMS Metal Produced
Zinc	tonnes	21,488	23,999	48,499	49,639
Copper [2]	tonnes	8,093	15,521	19,818	31,760
Gold [2]	troy oz.	14,885	24,333	35,649	45,595
Silver [2]	troy oz.	163,012	490,966	372,372	1,055,841

Metal Sold
Zinc - refined	tonnes	22,277	24,473	52,043	51,422
Copper	tonnes
Cathode & anodes		13,067	19,633	28,948	35,824
Payable metal in concentrate		543		543
Gold	troy oz.
Contained in slimes & anode		20,117	24,397	47,624	53,021
Payable metal in concentrate		992		992
Silver	troy oz.
Contained in slimes & anode		257,824	599,033	714,528	1,205,064
Payable metal in concentrate		11,220		11,220

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.

Metallurgical Plant Production

		Three Months Ended		Six Months Ended
		Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	34,525	26,863	78,492	69,447
Purchased	tonnes	8,066	19,882	18,131	29,156

Total	tonnes	42,591	46,745	96,623	98,603

Zinc Oxide
Zinc from HBMS	tonnes	4,930	4,893	12,210	9,371
Zinc from others	tonnes	3,194	6	3,196	6

Total zinc consumption	tonnes	8,124	4,899	15,406	9,377

Zinc oxide produced	tonnes	10,021	5,952	18,953	11,447
Zinc oxide sold	tonnes	10,242	6,397	18,796	12,351

Smelter
Copper concentrate treated
Domestic	tonnes	35,800	45,536	86,528	95,715
Purchased	tonnes	—	9,931	—	21,284

Total	tonnes	35,800	55,467	86,528	116,999

WPCR
Anodes received	tonnes	11,150	17,021	23,147	32,686
Cathode produced	tonnes	9,573	13,818	19,392	26,666
Spent anode produced	tonnes	1,733	3,466	3,686	5,635
Liberator anode produced	tonnes	445	302	731	462
Slimes produced	tonnes	32	58	71	105

For unit operating costs, refer to page 15.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the second quarter of 2010 was 10% lower than the same quarter in 2009. Operating costs per pound of zinc metal produced were 21% higher. The 2010 production was lower due to insufficient concentrate in April and the biennial maintenance shutdown in May, which lasted 11 days. While contracts were in place to fully supply the zinc plant with third party concentrate, limited rail car availability affected deliveries of concentrate. Production was also lost at the end of the period as heavy smoke from forest fires in the region limited the operation of the oxygen plant. Unit costs were higher during the second quarter of 2010 as a result of lower production and higher maintenance costs due to the above factors.

Year-to-date, production was 48,499 tonnes of cast metal, 2% lower than in 2009 due to insufficient concentrate availability. Operating costs per pound were up 12% due to lower production and increased maintenance costs as we prepared and completed the biennial maintenance shutdown.

For the third quarter of 2010, both domestic and purchased zinc concentrate inventories are expected to keep the zinc plant operating near capacity.

Zinc Oxide Facility - Zochem

During the second quarter of 2010, Zochem consumed 4,930 tonnes of HBMS zinc and 3,194 tonnes of third party zinc, resulting in a production of 10,021 tonnes of zinc oxide. In comparison to the second quarter of 2009, sales volumes increased by 60%, while production levels increased by 68% in response to stronger customer demand.

Year-to-date, Zochem consumed 12,210 tonnes of HBMS zinc and 3,196 tonnes of third party zinc, resulting in a production of 18,953 tonnes of zinc oxide. In comparison to the second quarter of 2009, sales volumes increased by 52%, while production levels increased by 66% in response to stronger customer demand.

Copper Smelter

The copper smelter ceased operations with the last cast of anodes on June 11, 2010. Cleanup and decommissioning of the plant is proceeding as is shipment of copper concentrate to customers. Our non-recycled copper production was 48% lower in the second quarter of 2010 compared to the same quarter in 2009, primarily due to the decision to end the processing of copper concentrate. Operating costs per pound of copper were 54% higher in the second quarter of 2010 compared to second quarter of 2009, primarily due to lower production rates and increased costs of consumables including heavy fuel oil.

Our non-recycled copper production year-to-date was 38% lower than in 2009, primarily due to the decision to end operations. Operating costs per pound of copper were 42% higher, mainly due to lower production rates and increased costs of consumables including heavy fuel oil.

White Pine Copper Refinery

The refinery electro-refines copper anode produced at our Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery, called spent anode, is available to be returned to the smelter at Flin Flon for remelting or sold to a third party. However, all was sold during 2010. We sell LME grade copper cathode to various customers in the business of making wire, tube and brass. We anticipate that the shut down of WPCR will be completed by the end of 2010.

For the second quarter of 2010, copper cathode production decreased by 31% compared to the same quarter last year, mainly due to lower anode production. Operating costs per pound of copper cathode were 32% higher, also due to lower production levels.

Copper cathode production year-to-date 2010 was 19,392 tonnes, 27% lower than in 2009, mainly due to the lower anode production. Operating costs per pound of copper cathode produced were 26% higher, primarily related to the lower throughput.

Copper Concentrate

With the closure of the copper smelter, we are transitioning toward the direct sale of copper concentrate to third parties. During the second quarter, approximately 2,200 tonnes of concentrate were sold, which included payable metals of 543 tonnes of copper, 992 ounces of gold and 11,220 ounces of silver.

OUTSTANDING SHARE DATA

As of August 3, 2010, there were 148,908,687 common shares issued and outstanding. In addition, options for a maximum aggregate of 4,035,797 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to note 3a of our June 30, 2010 interim consolidated financial statements. Refer to note 3b for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS. Accordingly, our adoption date for IFRS is January 1, 2011, but our effective transition date is January 1, 2010 in order to accommodate IFRS comparative figures in our 2011 financial statements.

We have engaged external consultants to assist us through this complex transition project, which involves individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We have conducted workshops and training. We have established a project structure, including a charter and a detailed project plan that includes phases for planning and assessment, design and implementation. The project plan includes activities related to subsidiaries in all jurisdictions. Our project team is providing regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors.

Based on the detailed project plan, our project team is nearing completion of the design phase and beginning the implementation phase. The design phase included preparing accounting technical papers and analyses, selecting accounting policies, drafting financial statement templates, calculating transition adjustments, designing changes to information technology (“IT”) systems and considering any impact on business activities. The implementation phase includes preparing the opening balance sheet as at January 1, 2010, implementing and testing changes identified in the design phase, making updates as needed to reflect changing standards, making any changes required for internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and preparing quarterly and annual IFRS financial statements for 2010 and reconciling them to our Canadian GAAP financial statements. Throughout the implementation phase, we will deliver training and knowledge transfer at appropriate points. The implementation phase will culminate with the issue of our 2011 IFRS financial statements. Over the next quarter, our project team will continue focusing on finalizing accounting policy choices and opening balance sheet adjustments; the related external auditor review is underway.

To date, our IFRS Steering Committee and Audit Committee have reviewed our detailed assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS, our mock-up of IFRS financial statement presentation and disclosure, as well as our design-phase and early implementation-phase updates on project work findings and conclusions.

We have identified a dual reporting solution to maintain accounting records in accordance with each of Canadian GAAP and IFRS for our 2010 transition year with minimal changes to existing systems and processes. Our project team developed and began implementing an IT action plan, including changes to system business units, chart of accounts and financial reports. We are also continuing with the implementation of a new fixed asset subledger in conjunction with the implementation of a new Enterprise Resource Planning information system.

We have completed a high-level impact assessment related to key controls and have determined that the majority of our key controls are not expected to change during and after our transition to IFRS. As we make changes to systems and processes, we will address in detail related internal controls.

We have also completed high-level impact assessments related to business activities such as key performance indicators, compensation plans and contracts. We determined that the main business impact of changeover to IFRS relates to HBMS’ employee profit-sharing plan. Under this plan, 10% of HBMS’ after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given fiscal year, currently calculated in accordance with Canadian GAAP, will be distributed to eligible employees. We have also identified operating cash flow before changes in non-cash working capital and cash cost per pound of zinc sold as key performance indicators. We are in the process of determining the effect of changeover to IFRS on the profit-sharing plan and these indicators.

Building on workshops held in the assessment phase, our project team receives additional training as we work through detailed analyses with external consultants and our auditors. In turn, members of our project team provide specific training to others in the Company as we include them in our analyses and decision-making.

Areas that may result in significant changes to our financial reporting or that require significant efforts include the following:

•	IFRS 1, First time Adoption of International Financial Reporting Standards

IFRS 1 applies when an entity adopts IFRS for the first time and generally requires that we retrospectively apply each standard in effect as at December 31, 2011, the date of our first annual IFRS financial statements, as if we had always applied those standards. However, IFRS 1 provides certain optional exemptions and mandatory exceptions to the principle of retrospective application.

We expect to elect the optional exemption for business combinations. This will allow us to avoid retrospectively applying IFRS 3 (2008), Business Combinations, to business combinations prior to January 1, 2010, which would otherwise be a very significant undertaking. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. We have determined that our 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, we will carry forward our Canadian GAAP accounting treatment for such acquisitions. Other significant IFRS 1 exemptions that apply to us are described below.

In accordance with the requirements of IFRS 1, we will record transition adjustments where applicable against retained earnings as at January 1, 2010 for differences between our Canadian GAAP and IFRS accounting.

•	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. Accordingly, in practice, IFRS may require more detailed component accounting. Under IFRS, components may be physical or non-physical, such as costs of major inspections and overhauls. Identification of additional components that have significantly different useful lives from that of the item of property, plant and equipment could result in significant transition adjustments to accumulated depreciation and retained earnings, as well as IFRS adjustments during our 2010 transition year. This topic area requires significant effort. Our project team has been working with staff from operations to analyze components and useful lives of our property, plant and equipment and is using the resulting information to determine transition adjustments that will be required to property, plant and equipment and retained earnings. Ongoing IFRS adjustments may also be required to depreciation expense during our 2010 transition year. We are also implementing a new fixed asset subledger, which will accommodate IFRS requirements for property, plant and equipment.

We expect to elect the optional IFRS 1 deemed cost exemption for our Balmat property, plant and equipment. Under Canadian GAAP, in 2008, we determined these assets were impaired and wrote off their carrying values. Accordingly, we do not expect a significant transition adjustment for these assets.

We also expect to elect the optional IFRS 1 borrowing cost exemption.

•	Decommissioning and restoration

Under Canadian GAAP, we apply a credit-adjusted risk-free rate to measure our decommissioning and restoration liabilities and we do not re-measure them as a result of changes in the discount rate. Under IFRS, we will reflect applicable risks (excluding, in particular, credit risk) in estimated future cash flows and apply a risk-free rate when measuring our decommissioning and restoration liabilities, and in subsequent periods we will re-measure the liabilities to reflect changes in the discount rate. Differences between historical Canadian GAAP discount rates and current IFRS discount rates are expected to result in IFRS transition adjustments.

Under Canadian GAAP, decommissioning and restoration liabilities are legal obligations, whereas under IFRS, they encompass legal and constructive obligations. This difference could result in recognition of new obligations on transition to IFRS. Recognition thresholds are also different, as IFRS currently requires recognition of decommissioning and restoration liabilities only when it is probable that an outflow of resources will be required, but Canadian GAAP requires recognition of all decommissioning and restoration liabilities at fair value regardless of their probability. In addition, there may be differences in interpretations of costs eligible for inclusion in the liabilities.

Our project team is finalizing our analysis of decommissioning and restoration liabilities, including consideration of discount rates, measurement models, criteria for the recognition of liabilities, and eligible costs. To simplify our transition calculations, we expect to apply the IFRS 1 optional exemption for determining the amount of the decommissioning and restoration liabilities to be included in the cost and accumulated depreciation of property, plant and equipment as at January 1, 2010. Transition adjustments to the carrying amount of property, plant and equipment related to decommissioning and restoration liabilities will be recorded in connection with transition adjustments to the liability balances. These differences may also result in ongoing IFRS adjustments to accretion expense and depreciation expense during our 2010 transition year.

•	Exploration for and evaluation of mineral resources

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed. Our project team is finalizing policies that include defining the E&E phase, accounting for E&E expenditures and allocating E&E assets to cash-generating units for the purpose of assessing impairment. Differences between the IFRS policies selected and our existing Canadian GAAP policies will result in transition adjustments to E&E-phase mineral properties.

•	Mine development

Our project team is reviewing our Canadian GAAP policies for capitalizing and amortizing mine development costs against IFRS requirements. As part of this analysis, we are determining whether all types of capitalized costs are directly attributable to bringing the asset to a working condition for its intended use, in accordance with IAS 16, Property, Plant and Equipment. To the extent that our IFRS policies and practices for mine development reflect differences from our existing Canadian GAAP policies and practices, we may require transition adjustments to mine development costs against retained earnings.

•	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. Our project team has assessed the functional currency for each of HudBay’s entities under IFRS. We will record a transition adjustment for our Guatemalan operations, which we have determined have a Canadian dollar functional currency under Canadian GAAP and a US dollar functional currency under IFRS. This may also result in IFRS adjustments during our 2010 transition year. To simplify our calculation of the transition adjustments, we expect to elect the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we do not currently have a currency translation adjustment, as the measurement currency of all HudBay entities is Canadian dollars.

•	Employee benefits

Under IFRS, past service costs are recognized over the period to vesting, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, we will record a transition adjustment to charge unamortized, vested past service costs to retained earnings. Further, we expect to elect the IFRS 1 optional exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings. We do not anticipate any other adjustments related to employee benefits as at our January 1, 2010 transition date.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. We expect to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above and our policy choice for ongoing recognition of actuarial gains and losses under the corridor method may also cause ongoing IFRS adjustments during our 2010 transition year.

•	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. As a result, additional liabilities may require recognition upon transition to IFRS. We are completing our review of possible constructive obligations as at our January 1, 2010 transition date.

•	Impairment of long lived assets

Canadian GAAP applies a two-step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group’s recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS applies a one-step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. Our project team is finalizing our identification of cash-generating units and assessment of indicators of impairment as at our IFRS transition date. We do not anticipate a significant transition adjustment as at January 1, 2010.

•	Income taxes

Accounting for income tax under IFRS is addressed under IAS 12, Income Taxes, and differs significantly in many respects from Canadian GAAP. Based upon the analysis completed to date, our project team expects the majority of the differences will relate to reclassifications within equity and differences in financial statement presentation and note disclosure. The adoption of IFRS may have a significant impact on our tax accounting processes both in the year of transition and in subsequent years.

•	Cash flow statement classification

Under IFRS, cash flows from interest received may be classified as either operating or investing activities, and cash flows for interest paid may be classified as either operating or financing activities. Under Canadian GAAP, we classify cash flows from interest income and interest expense as operating activities. Upon transition to IFRS, we expect to classify cash flows from interest received as investing activities, cash flows for interest paid on borrowings as financing activities, and cash flows for other operating interest paid as operating activities. These classification changes will not require IFRS transition adjustments; however, the changes may result in differences in reported cash flow from operations, which we have identified as a key performance indicator. Currently, we have interest income but no borrowings. In this circumstance, reported cash flow from operations will be lower under IFRS, as cash flows from interest received will be reflected in investing activities instead of in operating activities.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure will be required upon adoption of IFRS. Our project team has prepared mock-up IFRS financial statements to reflect these changes and is implementing processes to accumulate the necessary data in the future for such changes.

The accounting policy changes described above are based on the IFRSs currently issued. We are continuing to monitor changing standards to enable us to assess their effect on the IFRS project and update our project plan as required.

Accounting, reporting and procedural changes in areas affected by IFRS, including those described above, may also result in changes that will affect ICFR and DC&P. As noted above, our IFRS project plan includes the identification of areas where changes will be required to accounting policies, procedures and controls. These changes may result in new or changed controls, and we will evaluate these controls to confirm that the new or revised controls are operating effectively. This evaluation will include ongoing testing of the effectiveness of the operation of the controls.

The IFRS project plan includes DC&P relating to IFRS disclosures in the MD&A as well as the preparation of regular updates to management, the Steering Committee, the Audit Committee and other stakeholders on the project plan progress and on the expected impact that transition to IFRS may have on our financial reporting and disclosure responsibilities. HudBay has a Disclosure Committee whose responsibilities include the designing, establishing and monitoring of controls and other procedures so that information that we are required to disclose is done so on a timely basis and in accordance with regulatory requirements. Our Chief Financial Officer (“CFO”) is a member of both the IFRS Steering Committee and the Disclosure Committee.

As our project progresses toward adoption of IFRS in 2011, we will provide additional insight into the expected impact of the transition to IFRS on our financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. We have not yet concluded on the financial impact of transition to IFRS on our financial statements.

NON-GAAP MEASURES

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA

The following table presents our calculation of EBITDA for the three and six months ended June 30, 2010 and June 30, 2009.

	Three Months Ended		Six Months Ended
($000s)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Earnings before tax	34,683	104,705	87,048	99,425

Adjustments:
Depreciation and amortization	29,992	23,224	57,351	44,256
Exploration	7,245	1,577	13,000	2,632
Interest and other income	(956)	(100,966)	(2,984)	(102,906)
(Gain) loss on derivative instruments	(1,257)	58	(1,264)	684

EBITDA	69,707	28,598	153,151	44,091

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three and six months ended June 30, 2010 and June 30, 2009.

	Three Months Ended		Six Months Ended
($000s except share and per share amounts)	Jun 30 2010	Jun 30 2009	Jun 30 2010	Jun 30 2009

Cash provided by operating activities, per financial statements	84,656	31,945	158,793	9,967
Adjustments:
Changes in non-cash working capital	(43,629)	(3,080)	(58,695)	32,870

Operating cash flow before changes in non-cash working capital	41,027	28,865	100,098	42,837
Weighted average shares outstanding	150,795,852	153,228,805	152,215,266	153,128,078

Operating cash flow per share	$0.27	$0.19	$0.66	$0.28

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the second quarter of 2010 was negative US$0.49 per pound, excluding costs and sales related to Balmat and HMI Nickel, as calculated in the following table.

	Three Months Ended				Six Months Ended
($000s except as noted)	Jun 30 2010		Jun 30 2009		Jun 30 2010		Jun 30 2009

Operating expenses		118,190		145,543		263,032		280,643
General and administrative expenses		6,251		7,205		11,744		20,333

		124,441		152,748		274,776		300,976

Exclude amounts related to Balmat and HMI Nickel		(7,053)		(2,839)		(9,934)		(7,954)

		117,388		149,909		264,842		293,022
Less by-product credits[1]		(142,218)		(153,057)		(308,702)		(273,777)

Cash cost net of by-products		(24,830)		(3,148)		(43,860)		19,245
Exchange rate (US$1 to C$) [2]		1.028		1.167		1.034		1.206

Cash cost net of by-products	US	(24,154)	US	(2,698)	US	(42,418)	US	15,958
Zinc sales (000’s lbs.), excluding Balmat		49,112		53,954		114,735		111,599

Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(0.49)	US	(0.05)	US	(0.37)	US	0.14

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the second quarter of 2010, our cash cost per pound of zinc sold was negative US$0.49, a net decrease of US$0.44 from the same period in 2009, and for the year-to-date was negative US$0.37, a net decrease of US$0.51 from 2009. The decrease in cost per pound was due primarily to higher by-product copper, gold and silver credits arising from higher prices, together with reduced general and administrative expense as 2009 included costs related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.